United States securities and exchange commission logo





                              August 2, 2020

       Douglas Swirsky
       President and Chief Executive Officer
       Rexahn Pharmaceuticals, Inc.
       15245 Shady Grove Road, Suite 455
       Rockville, MD 20850

                                                        Re: Rexahn
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 6, 2020
                                                            File No. 333-239702

       Dear Mr. Swirsky:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Revise your disclosure regarding the exchange ratio to more clearly explain that the percentage ownership in
the combined company by Rexahn stockholders will be further
                                                        decreased due to the
issuances of securities as part of the financing, and provide a sense of the significance of the
further dilution.
       Questions and Answers About the Merger, page 1

   2. We note the scenarios provided on pages 2-3 and elsewhere in the registration statement.
                                                        As there is a
significant difference in effect on Rexahn shareholders based on the difference between
trading prices at $3.00 per share and $0.2861 per share addressed in
                                                        Scenarios 2 and 3, tell
us what consideration you have given to an additional scenario
 Douglas Swirsky
FirstName  LastNameDouglas
Rexahn Pharmaceuticals, Inc. Swirsky
Comapany
August     NameRexahn Pharmaceuticals, Inc.
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         between those two amounts, or explain why you do not believe that information would materially add to your disclosure.
Prospectus Summary
The Companies, page 12

3.       Revise to explain the following terms at first use:
             pharmacologically-induced mydriasis;
             presbyopia;
             choroidal vascular disease;
             diabetic retinopathy;
             diabetic macular edema;
             vascular endothelial growth factors; and wet age-related macular degeneration.
4. Please revise the Ocuphire pipeline table here and in the Business section to shorten the arrows to the end of Phase 1 for the Nyxol trial for presbyopia and the APX 3330 trial for
         DR and DME as you state on pages 12-13 that Ocuphire expects to initiate Phase 2 trials for these products in the second half of 2020. In addition, for the Nyxol trials, you state that the "Anticipated Milestone" is to initiate Phase 3 in the second half of 2020, but we also note the statement on page 212 that Ocuphire plans to initiate a 6-month rabbit toxicology study in the second half of 2020 "[i]n preparation for at least one of the two
         Phase 3 registration trials," and on page 70 that it plans to complete a rabbit toxicology study over the next 12 to 18 months and that FDA regulations restrict Ocuphire from conducting trials of six months or more until it has completed a six-month toxicology.
         Revise to reconcile your disclosures, and if the rabbit toxicology study is to precede either of the two Phase 3 trials, shorten the applicable arrow and update the "Anticipated
         Milestone."
5. We note the reference to APX2009 in Ocuphire's pipeline table, as well as the last row of the table, which appears in gray. Given the early-stage development of APX2009, as well as the limited disclosures regarding this candidate and using Nyxol for glaucoma, please explain why these programs are sufficiently material to the Ocuphire business to warrant inclusion in the pipeline table.
Opinion of the Rexahn Financial Advisor, page 16

6. Revise the disclosure here and elsewhere where the Oppenheimer opinion is discussed to disclose that the Oppenheimer opinion was based on an presumed 4.3820 exchange ratio, $720,000 Parent Cash amount, and Rexahn shareholders owning approximate 11.9%
         of the combined company on a fully diluted basis, as disclosed on page
130. In doing so,
         highlight that Oppenheimer did not take into consideration the potential dilution from the pre-merger financing.
 Douglas Swirsky
FirstName  LastNameDouglas
Rexahn Pharmaceuticals, Inc. Swirsky
Comapany
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       2, 2020
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Risk Factors
Risks Related to the Merger, page 33

7. In the first risk factor, you state that "it is reasonably likely" Rexahn will deliver significantly less than $3.2 million on the Anticipated Closing Date." We also note certain of your disclosures based on an assumption that the Parent Cash Amount is $0. To the extent Rexahn currently expects that the Parent Cash Amount will be approximately, or less than, $0, revise your disclosures to clarify any such expectation.
8. Revise the assumptions on page 34 and elsewhere to explain the basis of the sample exchange ratio you used, including the Parent Cash Amount and explain the significance of the 85% calculation. Revise to highlight material differences from the assumptions reflected in the fairness opinion.
9. Expand the first risk factor on page 38 to discuss any covenants that would be applicable as a result of the Pre-Merger Financing and material to the combined company.

Risks Related to Rexahn, page 41

10. We note on page 170 that, in the opinion of Hogan Lovells, the tax consequences of the issuance of the CVRs is uncertain. Expand on the risk factor relating to CVRs on page 42, including in the risk factor title, to discuss the risks of uncertain tax treatment of the CVRs to shareholders and the possible outcomes, including that the reverse tax split and issuance of CVRs could be deemed a recapitalization.
Risks Related to Ocuphire, page 62

11. On pages 84 and 245 you disclose that Ocuphire has one overseas supplier for the drug used in Nyxol and one for APX3330, Ocuphire's two main product candidates. You disclose on page 96 that COVID-19 pandemic interruptions include the acceleration of a shipment of active pharmaceutical ingredient supply from overseas. Disclose the location of these overseas manufacturers or explain why that information is not material.
12. On pages 88 and 246 you disclose that five of Ocuphire's patents related to Nyxol expire in 2020. To the extent the loss of these patents will have a material negative impact on the conduct of Ocuphire's business, revise to explain the impact. In addition, if true, revise to clarify that the patents for APX3330 do not include any covering composition of matter.
13. Expand your risk factor on page 93 regarding your dependence on the Apexian sublicense agreement to also cover the underlying license agreement with Eisai, and any material obligations under both license agreements for which Ocuphire is responsible as a sublicensee and for which the breach thereof would have a material adverse impact on
         Ocuphire.
 Douglas Swirsky
FirstName  LastNameDouglas
Rexahn Pharmaceuticals, Inc. Swirsky
Comapany
August     NameRexahn Pharmaceuticals, Inc.
       2, 2020
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The Merger
Background of the Merger, page 105

14. Please substantially revise your disclosures in this section to provide additional information with respect to specific issues discussed during the negotiations between
         Rexahn and various parties, or considered by the board, regarding the transaction, the merger agreement and related agreements, and the financing. As examples only, please expand upon your disclosure regarding the discussions between Rexahn and Ocuphire on
         December 12, 2019, December 16, 2019, January 7, 2020, and February 14, 2020, as well as the discussion regarding the pricing reset provisions and their impact on post-closing allocation percentages between Mr. Swirsky and Ms. Sooch on February 27, 2020.
15. With respect to the initial indications of interest from Company A, Company B, and
         Company C referenced on pages 106-107, please revise to disclose the assumed valuations for each of Rexahn and the other company, and to provide the specific percentage ownership split proposed by each company for the combined entity. Please also give additional details regarding the changes proposed by Company A in its updated indication of interest delivered on February 18, 2020.
16. You state on page 108 that the Strategic Alternative Committee concluded that Ocuphire,
         Company A and Company B should proceed to the next stage of the review process because they presented more "meaningful opportunities" for Rexahn stockholders than other bidders. Please revise to provide additional information regarding the selection criteria considered by the board.
17. You state that the issuance of CVRs was discussed with Ocuphire on December 10, 2019.
         Revise to explain whether this was the first discussion regarding the issuance of CVRs, and whether Rexahn had discussed the use of CVRs with any of the other parties participating in the process at the time.
18. You state in "Rexahn Reasons for the Merger" on page 120 that the Rexahn board considered the limited amount of cash expected to be left for distribution to Rexahn stockholders in a potential dissolution and liquidation of Rexahn, and the risks, costs, and timing of such a process. Please revise your Background section to include a discussion of the board's consideration of these issues. You also disclose the board considered the limited value given by the marketplace to Rexahn's product portfolio. Revise your disclosure in the last paragraph on page 105 to explain the basis for this conclusion.
Opinion of the Rexahn Financial Advisor, page 124

19. We note your statement in the first bullet on page 125 that Oppenheimer reviewed certain projected financial information. Please revise to disclose such projections and discuss all material assumptions used to develop the projections, including, to the extent applicable, details relating to the "probability of success risk adjustments" referenced on page 128, such as which project candidates obtain FDA approval, when they receive FDA approval,
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Rexahn Pharmaceuticals, Inc. Swirsky
Comapany
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         when these products become commercially available, the assumed market for each such product candidate, and any assumptions about competition. Additionally, discuss the possible impact if the assumptions are incorrect.
20. With respect to the Selected Companies Analysis, you state that Oppenheimer selected the companies "that it deemed relevant based on their business profiles and and financial metrics." Please expand the disclosure to discuss how Oppenheimer used these measures to select the companies.
21. Please revise the disclosure relating to the Selected Companies Analysis on page 127 to clarify how Oppenheimer adjusted the implied median total enterprise value. Similarly revise the disclosure relating to the Selected Transactions Analysis. Interests of Rexahn Directors and Executive Officers in the Merger
Golden Parachute Compensation, page 134

22. We note that you have not included a separate advisory vote of shareholders regarding the
         Regulation S-K Item 402(t) disclosure. Please advise why you have not done so, or revise to include a resolution for such an advisory vote.
Agreements Related to the Merger
Material U.S. Federal Income Tax Consequences of the Receipt of CVRs, page 169

23. Shareholders are entitled to rely on the tax opinion. Delete the disclaimers here and in the
         "Material U.S. Federal Income Tax Consequences of the Merger" section that the discussions are "for information purposes only and [are] not tax advice." Please also revise to remove language in these sections stating that "generally" certain tax consequences will apply. See Staff Legal Bulletin No. 19.
Agreements Related to the Merger
Pre-Merger Financing, page 173

24. As the fairness opinion was based in part on Oppenheimer's consideration of the original
         Securities Purchase Agreement, revise this section to describe the material differences in terms of the Initial Securities Purchase Agreement and the Securities Purchase
         Agreement.
Rexahn's Business
Collaboration and License Arrangements, page 209

25. You state that the royalty and release agreement with Next BT was amended to reinstate the exclusive license to RX-0201 in Asia. Revise to clarify whether the reinstatement terminated the potential royalty payments, which you state were put in place in exchange for Next BT terminating its rights to RX-0201. Additionally, please file theh HaiChang
         Agreement as an exhibit, or alternatively, explain why it is not required to be filed. Refer to Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K. Douglas Swirsky
FirstName  LastNameDouglas
Rexahn Pharmaceuticals, Inc. Swirsky
Comapany
August     NameRexahn Pharmaceuticals, Inc.
       2, 2020
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Ocuphire Business, page 212

26. We note the statements on page 213 and elsewhere that Ocuphire intends to pursue a section 505(b)(2) regulatory pathway for Nyxol, and your reference that the active pharmaceutical ingredient in Nyxol is in two FDA-approved drugs. Please clarify if
         Ocuphire intends to rely on studies and results relating to both of those drugs, and disclose whether there has been discussions with the FDA relating to the intended reliance for this pathway.
27. Please revise your narrative disclosure of prior Nyxol trials to specify the specific primary and secondary endpoints for the trial, and whether they were met. Additionally, clarify when the presented measurements reflect non-statistically significant results, and explain how statistical significance is relevant to the FDA's evidentiary standards for drug approval. Please also explain the purpose of the referenced post-hoc analyses (e.g.,
         Ocuphire is able to rely on such analyses for its NDA, or such analyses is used to formulate future trials).
Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Estimated Purchase Price, page 312

28. We note your disclosure that contingent consideration with respect to the CVRs has not been recorded in the unaudited pro forma condensed combined financial statements since the CVRs do not meet the requirements for derivative liability recognition. Rather, any payments made pursuant to the CVR Agreement will be recognized to expense as IPR&D only when the contingencies are resolved and any resultant consideration is paid or becomes payable. Please further explain your accounting for the CVRs, including how you determined that they do not qualify for derivative liability recognition and the accounting guidance upon which you based your accounting.
Note 3. Pro Forma Adjustments, page 313

29. Reference is made to Note I where we see you have concluded that the Pre-Merger
         Financing has been classified as equity for purposes of the pro formas but indicate that may change. Please expand your discussion to specifically indicate why the accounting may change and what, if any, impact there may be on the pro formas.
30. Reference is made to the pro forma adjustments to common stock. We see that you accumulate several pro forma merger adjustments to equity and show the cumulative amount of the adjustments in the pro forma balance sheet. So that we, and investors, may better understand your accounting and the impact of each adjustment, please provide the amount of each adjustment separately either on the pro forma balance sheet or as part of your footnote disclosure in Note 3.
Principal Stockholders of the Combined Company, page 330

31. Please revise your disclosure to identify the natural persons who have voting and
 Douglas Swirsky
Rexahn Pharmaceuticals, Inc.
August 2, 2020
Page 7
      investment control of the shares held by Apexian Pharmaceuticals, Inc. General

32. Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.
33. Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your merger agreement. Refer to Item 601(b)(2) of Regulation
      S-K.
Exhibits

34. Your counsel's 5.1 opinion assumes your certificate of incorporation will be amended to effect a reverse stock split at a ratio of 1:5. However, Proposal No. 2 seeks approval to effect a reverse stock split within the range of 1:3 to 1:5, with the specific ratio to be approved by Rexahn's board of directors. Please file a revised opinion reflecting an assumption that corresponds with Proposal No. 2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameDouglas Swirsky
                                                            Division of
Corporation Finance
Comapany NameRexahn Pharmaceuticals, Inc.
                                                            Office of Life
Sciences
August 2, 2020 Page 7
cc:       William I. Intner
FirstName LastName